AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

[redacted]

28 February 2008

08001209

The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

SUPPL

Attn : Ms Violet Pagan

Dear Sirs

Re : American Depositary Receipt (ADR) Programme

We hereby advise that by an agreement dated 30 December 1992, the Company entered into a Deposit Agreement with The Bank of New York which acted as the depositary for the Company's ADR Programme.

We would inform that the Company's shares were de-listed from the Official List of Bursa Malaysia Securities Berhad (formerly known as Kuala Lumpur Stock Exchange). In light of this, we wish to terminate the Deposit Agreement with immediate effect.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

c.c. Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

dw 3/13

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 2162 3448

END